February 9, 2011

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3561

RE:         New York & Company, Inc.
Form 10-K for Fiscal Year Ended January 30, 2010 — Filed April 6, 2010
File No. 001-32315

Dear Mr. Reynolds:

I am in receipt of your letter dated January 28, 2011 regarding the above-referenced filing for New York & Company, Inc. (the “Company” or “New York & Company”) and appreciate the efforts of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) in the review process and in assisting us with enhancing the overall disclosures in the Company’s filings with the Commission.

The Company acknowledges its responsibility for the adequacy and accuracy of the disclosures in its filings.  The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To facilitate your review of the Company’s responses, I have included the SEC’s comments and provided the Company’s responses below them.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Fiscal Year 2009 Summary, page 28

General, page 29

Net Sales, page 29

1.              We note from page 30 that you estimate gift card breakage and record such amount as revenue as gift cards are redeemed.  Please advise us of and disclose in future filings to the extent material the following:

•          Clarification as to when you recognize breakage income (i.e., upon determination that likelihood of redemption is remote or upon redemption of gift cards);

•          A description of the redemption patterns and when you determine that redemption is remote based on those patterns;

•          The percentage of gift cards sales that will be recognized as breakage; and

•          The amounts of gift card breakage recognized in revenue for the periods presented.

Response

The Company recognizes gift card breakage as revenue as gift cards are redeemed over a three-year redemption period based on its historical gift card breakage rate of approximately 3%. The Company considers the likelihood of redemption remote beyond a three-year redemption period, at which point any unrecognized gift card breakage is recognized as revenue. The Company determined the redemption period and the gift card breakage rate based on its historical redemption patterns, which have been consistent since 2001.  The Company recognized revenue for gift card breakage of $0.7 million, $0.8 million and $0.8 million in fiscal year 2009, 2008 and 2007, respectively.

In future filings the Company will disclose the amount of gift card breakage revenue recognized, if the amount becomes material.

Critical Accounting Policies, page 41

Income Taxes, page 42

2.              We note from your disclosure that you believe your deferred tax assets are fully realizable as you expect future taxable income will be sufficient to recover the asset values and, as such, no related valuation allowance has been provided for. We note that you reported a net loss of $13,481 thousand during the fiscal year ended January 30, 2010, which resulted in a three-year cumulative loss position. Please explain to us why you did not record a valuation allowance against your deferred tax assets at January 30, 2010. Please include in your response the following:

•          A description of the positive evidence considered to overcome the significant negative evidence of your cumulative losses in determining the extent of any valuation allowance at January 30, 2010;

•          A description of the changes that occurred between January 30, 2010 and July 31, 2010 that led you to conclude a full valuation allowance was necessary.

Refer to FASB ASC 740-10-30-16 through 30-25 for additional guidance.

Response

In connection with the preparation of its consolidated financial statements for the fiscal year ended January 30, 2010 (“fiscal year 2009”), the Company performed an analysis of all available evidence, weighing both positive and negative evidence, in accordance with ASC 740-10-30-17, to evaluate its ability to realize the Company’s net deferred tax assets. The evidence weighed included the Company’s historical operating performance, future projections of earnings, the availability of tax planning strategies and an assessment of other possible sources of taxable income.

As of January 30, 2010, the Company was in a three-year cumulative loss position of $67.3 million. ASC 740-10 states that the FASB specifically rejected using cumulative losses as a bright-line, “on/off switch” related to valuation allowances. That being said, the three-year cumulative loss is a significant piece of negative evidence; however, the Company believes that these losses were primarily the result of aberrations and were not indicative of continuing conditions.  In evaluating the qualitative aspects of the cumulative losses, the Company considered the following factors:

During fiscal year 2007, the Company incurred a loss on a consolidated basis; however, these losses were entirely due to the Company’s JasmineSola division, which the Company acquired in fiscal year 2005 and exited and disposed of during fiscal year 2007. In accordance with ASC 205-20, the Company began reporting the results of JasmineSola as discontinued operations in fiscal year 2007.  Excluding the loss from the discontinued operations of JasmineSola, the Company’s income from continuing operations before income taxes was $43.7 million in fiscal year 2007. The Company currently has no other divisions that could potentially be disposed of in the future, as the core New York & Company business is the only ongoing business. As a result, while the Company did incur pre-tax losses in fiscal year 2007 due to the divestiture ($52.1 million of discontinued operations), it is highly unlikely that such losses relating to the disposal of a division will occur again in the future since no such business or division exists today.

During the first six months of fiscal year 2008, the Company generated income from continuing operations before income taxes of $25.6 million and was profitable on a 10 month year-to-date basis during fiscal year 2008. During the last two months of the Company’s fiscal year 2008, the dramatic deterioration in financial markets had an adverse affect on the U.S. and global economy and resulted in a significant reduction in consumer confidence and spending on the Company’s merchandise. This rapid deterioration left the Company with significant excess inventory which led to abnormally high markdowns to liquidate product in a highly promotional and competitive market.

Also contributing to the loss in fiscal year 2008, was a pre-tax restructuring charge of $24.5 million recorded during the fourth quarter in connection with the Company’s restructuring and cost reduction program, which was initiated in January 2009.  The $24.5 million restructuring charge was comprised of a non-cash charge of $22.9 million related to the impairment of underperforming store assets and a $1.7 million cash charge primarily related to severance and other costs necessary to implement the Company’s restructuring and cost reduction program.

Excluding the pre-tax restructuring charge of $24.5 million, the Company’s loss from continuing operations before income taxes was $10.5 million in fiscal year 2008.  As previously mentioned, the severe and rapid deterioration in the macroeconomic environment and its effect on consumer confidence and spending on the Company’s merchandise was the primary factor that led to the loss in fiscal year 2008.

The economic downturn continued to have a significant negative impact on the Company’s fiscal year 2009 results as well, and resulted in a loss from continuing operations before income taxes of $24.7 million for the full year, which included $2.4 million of restructuring charges.

In addition to the Company’s belief that its three-year cumulative loss position was primarily the result of losses that were aberrations and not indicative of continuing conditions, the Company evaluated the following positive evidence:

The Company has a strong history of earnings prior to the economic downturn in fiscal year 2008, as indicated in Item 6 of the Company’s Annual Reports on Form 10-K.  Although the Company recorded a pre-tax loss for the full fiscal year 2009, the operating results for the second half of the fiscal year improved and for the fourth quarter the Company generated income from continuing operations before income taxes of $3.2 million.

Based on earnings projections as of January 30, 2010, the Company expected to be out of its three-year cumulative loss position by fiscal year 2011, and in less than three years to be generating sufficient taxable income to recover all deferred tax assets. These earnings projections incorporated earnings from the Company’s new outlet store strategy and cost reductions associated with the Company’s restructuring and cost reduction program, as described further below.

The Company tested an outlet store concept in fiscal year 2009, which received very positive results. At January 30, 2010, the Company planned to open 20 to 25 outlet stores in fiscal year 2010, which it now has completed. The Company believes that this outlet strategy will grow sales as well as customer base in this economy. While the Company expected to incur some start-up costs associated with this new business in fiscal year 2010, it believed that it would be accretive to earnings in the first full year of operation. This channel will not only expand the Company’s distribution but will also help to improve the overall profitability of the existing store base by isolating liquidation product in a single channel and thereby avoiding unnecessary markdowns on go forward product in the core chain.

The Company’s restructuring and cost reduction program, which was initiated in January 2009, reduced the Company’s future operating budget and is expected to generate approximately $175 million in pre-tax savings over a five-year period, of which over $30 million was realized in fiscal year 2009.

Other factors considered as part of the Company’s evaluation include:

Taxable income in prior carryback years - On November 6, 2009, President Obama signed into law the Worker, Homeownership, and Business Assistance Act of 2009. Section 13 of that Act provides for an election to carry back up to five years the NOL generated in 2008 or 2009. As of the end of fiscal year 2009, the Company’s estimated 2009 NOL is $7.9 million. The tax benefit of this amount will be realized when the Company files a refund claim to carry back the 2009 NOL to offset its taxable income in 2004, 2005 or 2006. Therefore, the deferred tax asset balance of $17.9 million to be considered with respect to the probability of realization does not include the federal NOL.

Future reversals of existing taxable temporary differences — As of January 30, 2010, the Company had $17.3 million of deferred tax liabilities. The turnaround effect of these deferred tax liabilities has the ability to offset deferred tax assets established as of January 30, 2010 in the future, and as a result, are netted against deferred tax assets ($35.2 million) to determine net deferred tax assets of $17.9 million.

ASC 740-10-30-22 states that examples of positive evidence that might support a conclusion that a valuation allowance is not needed when there is negative evidence include (but are not limited to) a strong earnings history exclusive of the loss that created the future deductible amount (tax loss carryforward or deductible temporary difference) coupled with evidence indicating that the loss (for example, an unusual, infrequent, or extraordinary item) is an aberration rather than a continuing condition. After having considered all the positive and negative evidence, the Company concluded that the positive evidence outweighed the negative evidence and determined that it was more likely than not that all of the Company’s net deferred tax assets would be realized and that no valuation allowance was required to be recorded in its consolidated financial statements for fiscal year 2009.

Below is a description of the changes that occurred between January 30, 2010 and July 31, 2010 that led the Company to conclude a full valuation allowance was necessary as of July 31, 2010:

At the beginning of the first quarter of fiscal year 2010, the Company was projecting to earn a profit for the full fiscal year of 2010.  Throughout the first quarter, the Company remained in-line with these earnings projections; however, in the beginning of the second quarter the Company began to experience a decrease in sales.  This was primarily the result of low customer acceptance of the Company’s merchandise, which led to excess levels of inventory and a dramatic increase in markdowns as compared to the Company’s projections. The depressed sales levels combined with the increased markdowns to clear the excess inventory continued throughout the second quarter and resulted in a $66.2 million loss from continuing operations before income taxes for the quarter.  At July 31, 2010, the Company continued its analysis of all available evidence, weighing both positive and negative evidence, and at that time determined that the Company was in a three-year cumulative loss position even after excluding the unique and infrequent charges discussed above and after excluding $16.3 million of impairment charges related to store assets recorded during the second quarter of 2010. The $66.2 million second quarter loss was significantly greater than the Company had previously projected and as such had a negative impact on the Company’s full year 2010 and future earnings projections.  The Company’s revised earnings projections at July 31, 2010 projected a loss for the full fiscal year of 2010 and showed the Company remaining in a three-year cumulative loss position through fiscal year 2011, which was not the case at January 30, 2010.

The Company determined that this negative evidence now outweighed the positive evidence evaluated to determine the Company’s ability to realize its net deferred tax assets.  Based on the weight of the evidence, the Company determined that it was more likely than not (a likelihood of more than 50 percent) that its net deferred tax assets will not be realized.  Pursuant to ASC 740-10-30-5 (e), the Company recorded a valuation allowance against its net deferred tax assets at July 31, 2010.

3.              Please tell us and disclose in greater detail when your loss carryforwards expire.

Response

The $42 million of loss carryforwards that the Company disclosed in its Annual Report on Form 10-K for fiscal year 2009 is a pre-apportioned amount that applies to various states with varying tax laws and expiration dates.  Below is a summary of the Company’s loss carryforwards and when they expire:

Tax Year Ended	State NOL Carryover	Expiration Year Starting in	Years Remaining
	(in thousands)
1/31/2009	32,434	Jan 2014	4 to 19
1/30/2010	9,199	Jan 2015	5 to 20
	41,633

In future filings the Company will update its disclosure related to loss carryforwards to include the details presented above.

4.              In light of your valuation allowance for your net operating loss carryforwards, tell us how you considered FASB ASC 360-10-35-21 in determining whether to test your property and equipment for impairment.

Response

The Company evaluates long-lived assets in accordance with ASC 360.  The Company evaluates long-lived assets for recoverability on a quarterly basis or whenever events or changes in circumstances indicate that an asset may have been impaired, as required by ASC 360-10-35-21. In accordance with the Company’s accounting policy, during the first and second quarters of fiscal year 2010, the Company performed analyses at the store level to determine if impairment was present. The analyses resulted in no impairment of long-lived assets during the first quarter, however the Company did recognize $16.3 million of impairment charges related to store assets during the second quarter.  These analyses, which are performed at the lowest level of identifiable cash flows, the store level, compare future undiscounted cash flow projections to the carrying amount of the related long-lived assets to ensure the carrying amounts are recoverable.  If the sum of the expected future undiscounted cash flow projections is less than the carrying amount of the related long-lived assets, an impairment loss, equal to the excess of the carrying amount over the fair value of the assets, is recognized.

5.              We note that you determined the fair value of your intangible assets using the relief from royalty method. Please confirm to us that the estimates and assumptions used in determining the fair value of your intangible assets are consistent with those used in determining that your net operating loss carryforwards were not realizable.

Response

The Company confirms that the estimates and assumptions used in determining the fair value of its intangible assets are consistent with those used in determining that the net operating loss carryforwards were not realizable.

Exhibits

6.              We note that Exhibits 10.19, 10.22 and 10.23 appear to be missing schedules, attachments or exhibits. Please confirm that you will file these exhibits in their entirety with your next periodic report.

Response

The Company confirms that it will file the missing exhibits in their entirety with its next periodic report.

The Company remains committed to continuously improving the transparency of its financial reporting by providing investors with informative financial disclosures and presenting an accurate view of the Company’s financial position and operating results to permit all users of the Company’s financial statements to make informed investment decisions.

Please contact Christian Nagler of Kirkland & Ellis LLP at (212) 446-4660 with any additional questions.

Sincerely,

/s/ Sheamus Toal
Sheamus Toal
Executive Vice President and
Chief Financial Officer
New York & Company, Inc.